

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2011

Via E-mail
Mr. Todd Bauman
Chief Executive Officer
Bauman Estate Planning, Inc.
9500 West Flamingo Road
Suite 205
Las Vegas, NV 89147

> **Re: Bauman Estate Planning, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 11, 2011**
> **File No. 333-169960**

Dear Mr. Bauman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In your response letter, we note that you state you have made certain revisions to your registration statement that you have not actually made (e.g., comments 9, 11, 12, 36, 43, and 44). When filing future amendments, please ensure you make all of the revisions you undertake to make in your response letter.

2. We note your response to comment one of our letter dated July 13, 2011. Please include disclosure in the "Prospectus Summary" and "Description of Business and Property" sections stating, if true, that the company is not a blank check company and that the company, its management, and its shareholders have no intentions, commitments, arrangements, or plans to engage in a merger or acquisition.

3. We note your response to comment two of our letter dated July 13, 2011. Specifically, we note your disclosure on page 14 that Mr. Bauman is a "former officer and director of USA Therapy, Inc., which is now trading on the OTCBB as China Printing & Packaging, Inc. and actively reporting with the SEC." Please revise your disclosure to describe in detail the nature and extent of Mr. Bauman's involvement with USA Therapy as well as the dates of his tenure at USA Therapy. Additionally, please discuss the development of the company under Mr. Bauman's leadership as well as the change, if any, in the business from its formation as USA Therapy, Inc. to its current status as China Printing & Packaging, Inc.

Cover Page

4. Please revise the cover page to disclose your primary standard industrial classification code as being 6282, so that it is the same as the SIC code shown in EDGAR.

Risk Factors, page 5

Risks Relation to the Early Stage of our Company, page 5

5. We note your response to comment eight of our letter dated July 13, 2011. In your response, you state that "[r]aising additional capital is immaterial" to your business. Additionally, we note that you deleted references to the need for additional capital throughout the registration statement. However, on page F-20, you state that you have "not yet established an ongoing source of revenues sufficient to cover [your] operating costs and allow [you] to continue as a going concern." You further state that your ability to continue as a going concern depends on your ability to obtain adequate capital and that management plans to obtain additional resources by obtaining capital from management and significant shareholders or through equity and or debt financing to meet its minimal operating expenses. Please advise us as to why you believe additional capital is immaterial to your business if your ability to continue as a going concern depends on your ability to raise additional capital, or revise your disclosures as appropriate.

We have suffered operating losses since inception . . . , page 9

6. We note your response to comment nine of our letter dated July 13, 2011. However, it does not appear that you have actually revised this risk factor. Please update this risk factor to reflect your most recent financial results. In this regard, we note you have included your financial statements for the period ended June 30, 2011 in the registration statement.

Capitalization, page 9

7. We note your response to comment 11 of our letter dated July 13, 2011. You continue to present your capitalization table as of September 15, 2010. Since you have now

presented financial statements for the period ended June 30, 2011, please update your capitalization table to also be as of June 30, 2011.

Dilution, page 9

8. We note your response to comment 12 of our letter dated July 13, 2011. Since you have now presented financial statements for the period ended June 30, 2011, please update the information you have presented in this section to also be as of June 30, 2011.

Description of Business and Property, page 10

Description of Property, page 11

9. We note your revised disclosure in this section. Please disclose whether you lease or own the two properties you mention. Additionally, if you lease these properties, please disclose the terms of the lease, and tell us what consideration you gave to filing the lease agreement as an exhibit to the registration statement. If there is no written lease agreement, please tell us what consideration you gave to filing a written summary of the oral lease agreement as an exhibit to the registration statement. Refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Management's Discussion and Analysis . . . , page 12

Plan of Operation, page 12

10. We note your response to comment 20 of our letter dated July 13, 2011. Please disclose the terms under which Bauman Financial Group is paying your rent and ancillary expenses. Additionally, please tell us what consideration you gave to filing your agreement, or a written summary of your agreement, with Bauman Financial Group as an exhibit to the registration statement. Refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

11. We note your disclosure in this section addresses services you "will" provide. We further note your disclosure on page 13 that you have begun to generate revenue. Please enhance your disclosure in this section to identify the current status of your operations, including which services you have already begun to provide. Additionally, as requested in comment 20 of our letter dated July 13, 2011, please describe the steps you intend to take and the anticipated expenses associated with the continued implementation of your business plan as well as your timetable for further implementing your business plan. Finally, please ensure that your disclosures regarding the current status of your operations are consistent throughout the registration statement. For example, in the last sentence of the first paragraph on page F-18, you state that you have no operations to date. This statement appears to be inconsistent with your disclosure that you have begun to generate revenue.

Liquidity and Capital Resources, page 13

12. In the first sentence of the third paragraph, you state, "We have no material commitments for the next twelve months, aside from salaries and rent on our primary office space." However, in the first paragraph on page 13, you now state that Bauman Financial Group pays your rent and that you do "not plan on paying salaries to Mr. Bauman or Mrs. Scot for their services." Please revise your disclosures to reconcile these statements.

Results of Operations, page 13

13. We note your response to comment 19 of our letter dated July 13, 2011. Please revise your disclosure to ensure the amounts presented here agree to the amounts presented on the face of your statement of operations.

Our Management, page 14

Directors, Executive Officers, Promoters and Control Persons, page 14

Directors, page 14

14. We note your response to comment 27 of our letter dated July 13, 2011. In the fourth paragraph, you state that Mr. Bauman split The Wealth Preservation Group up into Bauman Financial Group, Bauman Estate Planning, and Bauman Advisory Group. Please clarify whether Mr. Bauman still owns and operates all three entities. Additionally, please disclose how Mr. Bauman allocates his time among the three entities, paying particular attention to how much time Mr. Bauman devotes to Bauman Estate Planning.

Executive Officers, page 14

15. We note that the ages you provide for your executive officers are the same ages you provided when you filed the initial registration statement more than one year ago. Please revise the ages as appropriate.

16. We note your response to comment 29 of our letter dated July 13, 2011. Given your disclosure that Ms. Scott is 19 years old, please explain to us how you are able to provide a work history for Ms. Scott dating back to 1992, or revise your disclosures as appropriate.

Certain Relationships and Related Transactions, page 17

17. You state that you issued 10,000 shares to your officers and director in 2010. However, it appears as if you issued 10,000,000 shares. Additionally, we note your added disclosure that the shares were issued at $0.001 per share to Mr. Bauman. However, your

disclosure on page II-1 indicates that you sold the shares to Mr. Bauman at $0.00065 per share. Please revise your disclosures as appropriate.

Plan of Distribution, page 19

18. We note your response to comment 33 of our letter dated July 13, 2011, and we reissue the comment in part. Please revise this section to omit references to underwritten offerings and market, negotiated, or changing prices. You must sell all shares in this offering at a fixed price.

Financial Statements, page F-1

Note A – Summary of Significant Accounting Policies, page F-8

Recently Issued Accounting Pronouncements, page F-10

19. We note your response to comment 36 of our letter dated July 13, 2011. It does not appear that you made any changes to your disclosure. You disclose that you expect the adoption of ASC 105 to have an impact but do not expect ASC 810 and 860 to have an impact on your results of operations, financial condition or cash flows. Since these pronouncements are effective for you, please revise your disclosure to clearly state that you adopted the pronouncements and they did or did not have an impact on your results of operations, financial condition or cash flow. Your disclosure should be similar to the language you used regarding your adoption of ASC 855, in which you state that adoption "did not have a material impact…", if true.

Financial Statements for the Period Ended June 30, 2011

Statement of Operations, page F-15

20. We note your response to comment 41 of our letter dated July 13, 2011. You have presented a statement of operations for the three month and six month period ending June 30, 2011. Given that your audited financial statements are for the period from inception on August 27, 2010 to September 15, 2010, please revise to present a statement of operations for the period from September 16, 2010 to June 30, 2011 in addition to the one presented for the three months ending June 30, 2011. Refer to Rule 8-03 of Regulation S-X.

Stockholders' Equity: Common and Preferred Stock, page F-18

21. We note your response to comment 43, and we reissue the comment as you have not actually revised the heading. Please remove the reference in the heading to "Preferred Stock" as your articles of incorporation do not appear to provide for preferred stock.

Note G – Subsequent Events, page F-20

22. We note your response to comment 37 of our letter dated July 13, 2011. As previously requested, please disclose (a) the specific date through which subsequent events have been evaluated and (b) whether it is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Item 13. Other Expenses of Issuance and Distribution, page II-1

23. We note your response to comment 44 of our letter dated July 13, 2011, and we reissue the comment as you have not made the indicated revisions. Please revise your disclosures so that the registration fee identified in the fee table on page 2 aligns with the SEC registration fee in this section.

Exhibit 5.1

24. We note your response to comment 46 of our letter dated July 13, 2011, and we reissue the comment. In this regard, we note that you did not file a new opinion, revised or otherwise. Please make arrangements with your legal counsel to have him also consent to the use of his name under the caption, "Legal Opinion," on page 21 of the registration statement. Please file this consent as an exhibit to the registration statement. Refer to Item 601(b)(23) of Regulation S-K.

Exhibit 23.1

25. We note your response to comment 47 of our letter dated July 13, 2011. As previously requested, please make arrangements with your auditors to have them also consent to the reference as experts in auditing and accounting. Please also revise your disclosure on page 21 to refer to your auditors as experts in auditing and accounting, if true.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Todd Bauman
Bauman Estate Planning, Inc.
October 26, 2011
Page 7

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Harold P. Gewerter, Esq.